Exhibit 21.1

List of Subsidiaries of the Registrant

1. Jump World HK Limited, a Hong Kong corporation

2. Jump Technology (Shanghai) Co., Ltd, a PRC company (Wholly Foreign Owned Enterprise)

3. Shanghai Jump Network Technology Co., Ltd, a PRC company

4. Chengdu Yuedong Network Technology Co., Ltd, a PRC company

5. Shanghai Jump Interactive Entertainment Development Co. Ltd, a PRC company